UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

MOVE, INC.

(Name of Subject Company)

MOVE, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

62458M207

(CUSIP Number of Class of Securities)

Steven H. Berkowitz

Chief Executive Officer

Move, Inc.

10 Almaden Blvd, Suite 800

San Jose, California

(408) 558-7100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Jennifer Fonner Fitchen, Esq. Cooley LLP 3175 Hanover St. Palo Alto, CA 94304-1130 (650) 843-5000	James Caulfield Executive Vice President and General Counsel Move, Inc. 30700 Russell Ranch Road Westlake Village, CA 91362 (805) 557-3533

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Move, Inc., a Delaware corporation (“Move” or the “Company”), with the Securities and Exchange Commission on October 15, 2014, relating to the offer by News Corporation, a Delaware corporation (“Parent”), and Magpie Merger Sub, Inc., a Delaware corporation and a wholly-owned indirect subsidiary of Parent (“Purchaser”), to purchase all the issued and outstanding shares of Move’s common stock, $0.001 par value per share (the “Shares”), for a purchase price of $21.00 per Share in cash, without interest, subject to any required withholding of taxes, if any, upon the terms and conditions set forth in the offer to purchase dated October 15, 2014, and in the related letter of transmittal.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Note 1 to the table on page 3 under the heading “Effect of the Offer and the Merger on Outstanding Equity Awards - Treatment of Shares Owned by Executive Officers and Directors of Move” is amended and replaced by the following:

“Includes 101,587 Shares held by Ingleside Interests, L.P. Mr. Hanauer is a general partner of this entity. Mr. Hanauer disclaims beneficial ownership of these Shares.”

Item 4. The Solicitation or Recommendation.

The second paragraph under the heading “(b) Background and Reason for the Recommendation - (ii) Reasons for Recommendation” on page 18 is amended and replaced by the following:

“Our Board considered numerous factors, including the following, each of which was one of the reasons supporting our Board’s decision to approve the Merger Agreement and the Transactions and recommend the Transactions to the Move stockholders:”

The last paragraph under the heading “(b) Background and Reason for the Recommendation - (ii) Reasons for Recommendation” on page 21 is amended and replaced by the following:

“The foregoing discussion of our Board’s reasons for its recommendation to accept the Offer is not meant to be exhaustive, but addresses the material reasons underlying our Board’s recommendation. In view of the wide variety of factors considered by our Board in connection with the evaluation of the Offer and the complexity of these matters, our Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, the directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of our Board may have been influenced to a greater or lesser degree by different factors. In arriving at their respective recommendations, the members of our Board considered the interests of our executive officers and directors as described under “Past Contacts, Transactions, Negotiations and Agreements” in Item 3 above.”

The seventh paragraph under the heading “(b) Background and Reason for the Recommendation - (iii) Certain Financial Projections” on page 22 is amended and replaced by the following:

“Certain matters discussed herein, including, but not limited to these projections, are forward-looking statements that involve risks and uncertainties. Forward-looking statements include the information set forth herein. While presented with numerical specificity, these projections were not prepared by Move in the ordinary course and are based upon a variety of estimates and hypothetical assumptions which may not be accurate, may not be realized, and are also inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict, and most of which are beyond the control of Move. Accordingly, there can be no assurance that any of the projections will be realized and the actual results for the years ending December 31, 2014, 2015, 2016 and 2017 may vary materially from those shown above. None of Move or any other person to whom these projects were provided to or any of their respective affiliates or representatives has made or makes representation to any person regarding the ultimate performance of Move compared to the information contained in the projections. Forward-looking statements also include those preceded by, followed by or that include the words “believes”, “expects”, “anticipates” or similar expressions.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding a section entitled “Legal Proceedings” on page 39 of the Schedule 14D-9 immediately following the section entitled “Antitrust Compliance,” and under such section, adding the following paragraph:

“On October 24, 2014, Jamie Suprina filed a purported class action lawsuit on behalf of Move stockholders in the Superior Court of the State of California in the County of Santa Clara against Move’s directors alleging, among other things, that the Move directors breached their fiduciary duties by allegedly agreeing to sell Move at an unfair and inadequate price and by allegedly failing to take steps to maximize the sales price of Move. The plaintiff further alleges that Move has failed to make adequate disclosures relating to the financial projections and analysis conducted by its investment bank and the background of the proposed transaction, although Move was not named as a defendant in the action. The complaint seeks to enjoin the merger and other equitable relief. The plaintiff also seeks attorneys’ and expert fees. Each of Move and the directors believe that the plaintiff’s purported claims against the directors lack merit and the directors intend to contest the respective claims against them vigorously. It is possible that additional similar complaints may be filed in the future. If this does occur, absent new or different allegations which are material, Move does not intend to announce the filing of any similar complaints.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MOVE, INC.

By:	/s/ James S. Caulfield
Name:	James S. Caulfield
Title:	Executive Vice President, General Counsel and Secretary

Dated: October 30, 2014